Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Annaly Capital Management, Inc. for the registration of common stock, preferred stock, warrants, stockholder rights, debt securities, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 15, 2018, with respect to the consolidated financial statements and schedules of Annaly Capital Management, Inc., and the effectiveness of internal control over financial reporting of Annaly Capital Management, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 1, 2019